CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

FATPIPE, INC.
(A UTAH CORPORATION)

(PURSUANT TO THE UTAH REVISED BUSINESS CORPORATION ACT)

This Certificate of Amendment to the Restated Certificate of Incorporation of FatPipe, Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Utah, is hereby duly adopted pursuant to and in accordance with the provisions of Section 16-10(a) part 10 of the Utah Revised Business Corporation Act.

1. Article III of the Restated Certificate of Incorporation of the Corporation is hereby deleted and replaced in its entirety by the following:

ARTICLE III
AUTHORIZED SHARES

> The aggregate number of shares that the Corporation shall have authority to issue shall be increased from fifteen million (15,000,000) shares of common stock to fifty million (50,000,000) shares of common stock, at no par value per share. All voting rights of the Corporation shall be exercised by the holders of the common shares and the holders of the common stock of the Corporation shall be entitled to receive the net assets of the Corporation upon dissolution.

IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation, for the purpose of amending the Certificate of Incorporation pursuant to the Utah Business Corporation Act, does hereby make and file this Certificate of Amendment, hereby declaring and certifying that the facts herein stated are true, and accordingly has hereunto set his hand this __ day of June, 2024.

By: ______________________
Name: Ragula Bhaskar
Title: Chief Executive Officer